Confidential treatment has been requested pursuant to Rule 83 and this letter omits confidential information that was delivered to the Division of Corporation Finance.

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

T: 212-765-5500

F: 212-708-7144

May 12, 2017

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Flavors & Fragrances Inc.

Form 10-K for the Year Ended December 31, 2016

Filed February 28, 2017

Form 8-K - Filed February 15, 2017

File No. 1-4858

Dear Mr. Cash:

This letter sets forth the responses of International Flavors & Fragrances Inc. (“IFF” or the “Company”) to the comments set forth in your letter dated April 19, 2017 with respect to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and the above-referenced Current Report on Form 8-K (the “Form 8-K”). We appreciate the Staff’s comments. For ease of reference, our responses correlate with the Staff’s comments, which we provided immediately preceding each of the Company’s responses.

Form 10-K for the Year Ended December 31, 2016

Item 1. Business, page 3

1.	Please revise future filings to name your significant customer as required by Item 101(c)(1)(vii) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comments and notes that we had responded to a similar comment from the Staff in 2011. Specifically we had addressed the comment in our letter to the Staff on June 9, 2011 (our “June 2011 Letter”). On June 28, 2011, the Staff completed its

Mr. John Cash

Division of Corporation Finance

May 12, 2017

review of our filings without requiring disclosure of the customer’s name. We respectfully advise the Staff, that for the same reasons, as discussed below, the Company continues to believe that disclosure of the customer’s name is not required.

Item 101(c)(1)(vii) of Regulation S-K states that “[t]he name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole” (emphasis added). While the Company does have one customer that accounted for 12% of our sales for each of the last three fiscal years, we do not believe the loss of this customer would have a material adverse effect on us and our subsidiaries taken as a whole. The customer in question purchased over 1,600 unique products from us in 2016. The vast majority of our product formulas are proprietary in nature; therefore, our customers are not easily able to procure the same products from other suppliers in a short period of time. It is extremely unlikely that this customer would be able to end its relationship with us in the short-term and procure all of these formulas/products from other suppliers. Consequently, any loss of such customer, if it were to occur, would likely only happen over an extended period of time; this would provide us with the ability to adjust our costs and our business strategy to take into account such loss. Therefore, based on the nature of our relationship with this customer, the nature of the customer’s business and the efforts that would be involved for it to transition its business away from us, we do not believe the loss of this customer would have a material adverse effect on us and our subsidiaries taken as a whole.

Furthermore, as stated in our June 2011 Letter, we believe that disclosing the name of our largest customer would be detrimental to our business and our ability to compete in the market place. We are concerned that disclosure of the name of our largest customer could potentially impact sourcing decisions by other key customers resulting in such customers rebalancing their purchases amongst our competitors. We are concerned that if other customers, who most likely compete with this large customer, learn the name of this customer, such other customers may decide to buy from our competitors. Our largest direct competitors do not publicly disclose the name of their largest customer, although, we acknowledge that most are not SEC registrants. In addition, this large customer, like many others, has requested that we keep confidential the nature of our business relationship with them. Maintaining this confidentiality is an important component of their ability to enhance consumer branding and recognition.

Mr. John Cash

Division of Corporation Finance

May 12, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 49

2.	Please revise future filings to expand your disclosure here, and in earnings releases filed on Form 8-K, to more clearly explain how the tax effects of non-GAAP adjustments are calculated. Refer to Question 102.11 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response:

The Company acknowledges the Staff’s comment. As disclosed in footnote (f) to the Reconciliation of Non-GAAP metrics, “[t]he tax effects are calculated based upon the specific rate of the applicable jurisdiction of the items”. In future filings the Company will expand this disclosure to clarify that the rate used is the applicable statutory rate for the relevant quarter which the rate takes into consideration any foreign tax credits or valuation allowances.

We would advise the Staff that we have provided the following disclosure in our Form 10-Q for the first quarter of 2017 and our first quarter earnings press release filed on Form 8-K, each of which were filed on May 8, 2017. We will provide comparable disclosure in future quarterly and annual Exchange Act filings, as applicable:

“The income tax expense (benefit) on non-GAAP adjustments is computed in accordance with ASC 740 using the same methodology as the GAAP provision of income taxes. Income tax effects of non-GAAP adjustments are calculated based on the applicable statutory tax rate for each jurisdiction in which such charges were incurred, except for those items which are non-taxable for which the tax expense (benefit) was calculated at 0%. For the first quarter of 2017, these non-GAAP adjustments were not subject to foreign tax credits or valuation allowances, but to the extent that such factors are applicable to any future non-GAAP adjustments we will take such factors into consideration in calculating the tax expense (benefit).”

Item 15. Exhibits and Financial Statement Schedules, page 57

Note 18. Commitments and Contingencies, page 96

Litigation, page 96

3.

We note that during the third quarter of 2016 the Court directed you and ZoomEssence, Inc. to mediate your dispute and you engaged in mediation and settlement discussions that have not resulted in the resolution of this litigation to date. We also note that you recorded reserves of $25 million during each of the

Mr. John Cash

Division of Corporation Finance

May 12, 2017

three months ended September 30, 2016 and December 31, 2016. Please provide us with detailed information that more fully explains the timing of and increases in your litigation accrual. Specifically, please address why you accrued $25 million during the three months ended September 30, 2016 and why you accrued an additional $25 million during the three months ended December 31, 2016. Please also address the specific facts and circumstances that changed your assessment of this matter, after you filed your June 30, 2016 Form 10-Q, in which you concluded this matter would not result in a material loss.

The Company acknowledges the Staff’s comment. Under separate confidential cover, the Company is supplementally providing the requested information.

Form 8-K Filed February 15, 2017

4.	In your disclosures regarding the non-GAAP financial measures you present, we note you refer to legal charges/credits, gain on sale of assets, operational improvement initiatives and acquisition related costs as significant items of a non-recurring and/or nonoperational nature. It appears to us that these items do not meet the definition of non-recurring set forth in Item 10(e)(ii)(B) of Regulation S-K and Question 102.03 of the updated Non- GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please do not refer to adjustments as being non-recurring unless they comply with this guidance. For items you identify as nonoperational but are recurring, please revise your disclosures accordingly in future filings.

Company Response:

The Company acknowledges the Staff’s comments. In connection with the Company’s disclosure regarding non-GAAP metrics, we did not intend to indicate that the items listed were both non-recurring and non-operational, rather that in connection with our calculation of non-GAAP metrics we will adjust for (1) items that are non-recurring and (2) for items that are non-operational in nature.    In future filings we will revise our disclosures to clarify that legal charges/credits, gain on sale of assets, operational improvement initiatives and acquisition related costs are non-operational in nature.

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Mr. John Cash

Division of Corporation Finance

May 12, 2017

If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at 212-708-7291.

Very truly yours,

/s/ Richard A. O’Leary
Richard A. O’Leary
Executive Vice President and Chief Financial Officer

cc:	Anne Chwat, Executive Vice President, General Counsel and Corporate Secretary

Kara L. MacCullough, Greenberg Traurig, P.A.